Portions of this response have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by (“###”), and each page containing confidential information is footnoted with phrase “FOIA Confidential Treatment”. The omitted text has been filed separately with the Securities and Exchange Commission.

September 10, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Form 10-Q for Fiscal Quarter Ended September 30, 2006
Form 10-Q for Fiscal Quarter Ended December 31, 2006
File No. 0-30027
Dear Ms. Collins:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth during a telephone conversation on July 31, 2007 regarding comments provided by the Staff on June 7, 2007 at which time, the Staff requested that it be provided supplemental data regarding the following:
•	The Company’s current policy regarding the use of contractual renewal rates in our multiple element sales arrangements, confirmation of our review that such rates are substantive and an indication of what percentage of arrangements actually renewed at such rates.

•	The percentage of our sales arrangements in fiscal year 2007 that included contractual renewal rates.
          In response to the foregoing request, following are our responses to the questions raised above.
Verbal Request #1
          Please provide us with your policy related to the use of contractual renewal rates and confirm your review that such rates are substantive.
          The Company began to implement contractual renewal clauses into our sales arrangements towards the end of our fiscal year 2005. Initially, we did not make the use of contractual renewal clauses by our sales teams mandatory. Instead, the use of contractual

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Securities and Exchange Commission
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renewal clauses was a preferred, but not required, approach to conducting business. Originally, we issued instructions via email to our direct sales force that optional contractual renewal clauses should be included in the order documentation extended to customers for our most significant product line. In November 2005 (our fiscal year 2006), the use of contractual renewal clauses was made a part of our standard two-party end-user license agreement that was used for that primary product line, called Moldflow Plastics Insight or “MPI.” The instructions issued with this standard agreement required that the optional renewal clause offered to the customer have a renewal price equal to or greater than ### of the associated net software license fee, and a term longer than that of the post contract support (“PCS”) that was bundled in the initial arrangement. Our revenue recognition policy was updated to include the use of contractual rates as an acceptable method to establish VSOE of PCS in fiscal year 2006. The following is an excerpt from our current policy that relates to this subject matter:
          A.6      VSOE — Maintenance Agreements — Pre-negotiated Renewal Terms
If a specific renewal price for a Maintenance agreement is offered to a customer, or if a customer purchases a multi-year maintenance contract the specifically negotiated price within the arrangement should be used as the VSOE for maintenance in that transaction. Essentially, pre-negotiated renewal rates provide better evidence of VSOE for the specific transaction and therefore should supersede the guidance of section IV.A.5 [Note: this reference is to applying historical renewal prices as VSOE]. In order to be considered substantive, the contractual rate offered to the customer must be: 1) of a price that is at least 10% of the net value of the associated software license; 2) of a term that is shorter than that of the associated software license arrangement; and 3) of a term that is equal to or longer than that which was included in the original bundle.
          Beginning in the first quarter of our fiscal year 2008, we have made the use of contractual renewal clauses mandatory for 100% of the Company’s product orders that are sold with PCS. ###.
          Further, for each contractual renewal option extended to a customer, we consider whether the contractual renewal term and rate are substantive. In this regard, consistent with the guidance of TPA 5100.54, we ensure that: 1) the duration of the term of the PCS renewal is shorter than that of the related software license, 2) the duration of the term of the initial bundled PCS is less than or equal to the number of years optionally renewable by the customer under the contract and, 3) the value of the PCS renewal is at least ### of the value of the related net software license fee.
          In fiscal year 2007, ### of the software license arrangements that included contractual PCS renewal options stated a renewal price equal to or in excess of ### of the net software license fee paid by the customer. More than ### of these transactions stated a renewal price in the range of ### to ### of the net software license fee paid by the customer. Based upon this analysis, the Company concluded that the contractual renewal rates included in our multiple-element arrangements were substantive. Additionally, we note that through the end of our third quarter of fiscal year 2007 more than ### of our customers who renewed PCS under the renewal options provided for in their prior arrangements did so at the contractual rate that was included in

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September 10, 2007

their original arrangement, without renegotiation of that price.
Verbal Request #2
    2.  Please inform us what percentage of your contracts entered into during fiscal 2007 included contractual renewal rates.
          Our use of optional contractual renewal clauses in multiple-element arrangements has more than doubled in fiscal year 2007 when compared to fiscal year 2006.
          Moldflow Plastics Insight (“MPI”) is our primary product and its sales represented ### of our total software license product revenue in fiscal year 2007. MPI is sold pursuant to a two-party end-user license agreement that is negotiated with the customer, executed at the time of sale and forms part of the evidence of the sale arrangement. As previously mentioned, the MPI license agreement has been modified to include optional contractual renewal clauses as a standard term of the arrangement. We entered into ### multiple-element MPI arrangements from all sales channels in fiscal year 2007, of which ### (or ###) included contractual renewal rates. This represents a ### increase from the ### arrangements that included contractual renewal clauses in fiscal 2006.
          Moldflow Plastics Adviser (“MPA”) is our secondary product line and its sales represented ### of our total software license product revenue in fiscal year 2007. MPA is an off-the-shelf product that includes a click-wrap license agreement. The MPA click-wrap agreement is not negotiated with each customer, and, as a result, does not include optional contractual renewal clauses as a standard term of the arrangement. As the contractual renewal clause was not built into the click wrap agreement used during fiscal year 2007, and as our primary focus was introducing contractual renewal rates into our more significant MPI product line, adoption of contractual renewal clauses for MPA sales has occurred at a lower rate than experienced in our MPI sales. In fiscal 2007, we entered into ### multiple-element MPA arrangements from all sales channels, ### (###) of which included contractual renewal rates. In fiscal 2006, none of our multiple-element MPA arrangements included contractual renewal clauses.
          While the extent of use of our optional contractual renewal clauses in our arrangements varies between the two product lines, our overall use of optional contractual renewal clauses has doubled since the prior year and ### of the multiple-element arrangements of our most significant product line included such clauses. We have reviewed all of our multiple-element arrangements recorded in fiscal year 2007, concluding that the optional contractual renewal rates offered to customers were in excess of ### of the associated net software license fee and were therefore substantive. Lastly, our experience has been that ### of customers whose original arrangement included contractual renewal rates that have renewed their PCS have done so in accordance with the contractual price.

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          With regards to arrangements that did not include contractual renewal rates, since our telephone conversation with you, we have undertaken additional analyses to help demonstrate our conclusion that a significant concentration of renewal pricing exists to establish VSOE of our PCS arrangements. In this regard, we note the following:
a.)      We supplemented our annual VSOE analysis by examining renewal pricing expressed in terms of a PCS rate (value of PCS deferred divided by the net software value), rather than as an average price. In addition, we chose to group the renewal data into ### sales regions, ###, which is a departure from our traditional country-by-country analysis. These revised groupings separate our ## most significant and mature markets, ###, from ###, each of which have demonstrated separate renewal pricing behavior.
For the purposes of this study, we examined all fiscal year 2007 PCS renewals from our direct sales channel that related to multiple-element arrangements that were originally entered into during fiscal year 2006, and expressed the renewal value as a PCS rate. When the renewal data is grouped into the aforementioned regions, we demonstrate a strong concentration of pricing (more than ### of the renewal population) in a narrow range of value (up to ### percentage points) that supports the existence of VSOE. The following shows the outcome of that study:
###
We have also confirmed that if we chose to use the PCS rate ranges above as VSOE of our PCS in 2007, the amount allocated to PCS in our bundled orders would have changed by less than ### (less than ### of fiscal year 2007 product revenue) from that which was allocated using our traditional VSOE rates.
Additionally, we have completed a similar review of all fiscal 2006 PCS renewals from our direct sales channel that related to multiple-element arrangements entered into since fiscal 2003. The data shows pricing renewal concentrations for the ### sales regions that are consistent with those demonstrated by the fiscal 2007 renewal population illustrated above.
b.)      We have updated our annual VSOE study, prepared on the same basis that we have always used, to include the most recent calendar year renewal data. We note that the

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pricing of renewals of PCS and the concentration of pricing of such renewals, is consistent with the prior year data previously provided to the Staff.
c.)      We examined 100% of our multiple-element arrangements recorded in fiscal year 2007 that did not include a contractual renewal rate. When these transactions were originally recorded, we applied our traditional VSOE rates to determine the value attributed to PCS. When these traditional VSOE rates were applied to multiple-element arrangements recorded in fiscal year 2007, the value ascribed to PCS in each arrangement is consistent around the world. If viewed on worldwide basis, ### of the transactions that applied the traditional VSOE rate resulted in a PCS rate between ### and ###. If the transactions were grouped into the same categories described above, the value ascribed to PCS was as follows:
###
This data demonstrates that the application of our traditional VSOE rates (described to you in previous correspondence) to actual fiscal 2007 transactions resulted in a PCS value consistent with the PCS value that we would have derived if we had applied the PCS rates from our updated renewal study.
          In summary, our data confirms the existence of VSOE of PCS. The supplemental analysis shows that when our renewal pricing is expressed as a PCS rate, we demonstrate more significant concentrations of renewal pricing than was evident when our renewal history was expressed on its traditional basis. Finally, the application of a PCS rate as VSOE in fiscal 2007 would not have had a material impact on our results (less than ### of product revenue) from that actually recorded under our traditional method.
          Going forward into fiscal year 2008, we will track and express VSOE (when applicable) on the basis of a PCS rate applied to the aforementioned regions, however we anticipate that all of our multiple-element arrangements will have contractual renewal clauses going forward.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.

Very truly yours,
/s/ Gregory W. Magoon
Gregory W. Magoon
Chief Financial Officer

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